FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2002


                        CORDIANT COMMUNICATIONS GROUP PLC
                  --------- ----------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)

FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

INCORPORATION BY REFERENCE

     This report shall be deemed to be incorporated by reference into the prospectus forming a part of the Registrant's Registration Statement on Form F-3 (No. 333-46570) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CORDIANT COMMUNICATIONS GROUP PLC
                                      (Registrant)


                                     By:/s/  Michael Bungey
                                        ---------------------------
                                        Title:  Director and Chief
                                                Executive Officer

Date:    May 13, 2002

                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")


     Cordiant is pleased to advise, pursuant to Rule 16.4 of the FSA Listing Rules, that Mr. David Hearn, who was appointed to the Board on 29 April 2002, was an executive director of Goodman Fielder Limited, an Australian publicly quoted company, within the past five years. Mr. Hearn is no longer a director of that company.

     There are no details to be disclosed under Rule 16.4(b) and Mr. Hearn has no beneficial interest in Cordiant's share capital as at the date of this disclosure.

                                                                     13 May 2002

Further enquiries:

Cordiant
Nathan Runnicles                    Tel: +44 (0) 20 7262 4343

College Hill                        Tel: +44 (0) 20 7457 2020
Alex Sandberg
Dick Millard